

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2020

Peter Kuo
Chief Executive Officer
PTK Acquisition Corp.
4601 Wilshire Boulevard, Suite 240
Los Angeles, California 90010

> **Re: PTK Acquisition Corp.**
> **Amendment No. 3 to Draft Registration Statement on Form S-1**
> **Filed May 5, 2020**
> **CIK 0001797099**

Dear Mr. Kuo:

We have reviewed your amended draft offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment to Draft Registration Statement filed on May 5, 2020

General

1.  We note Exhibit 10.7, the executed forward purchase contract with Primerose Development Group Ltd. and references to the agreement throughout your registration statement. The forward purchase contract states, "[w]e acknowledge that Primerose Development Group Ltd. … have/has expressed an intention to purchase up to 1,000,000 Units in the IPO…" and "[w}e are pleased to hereby accept the offer you have made to purchase up to an aggregate of 1,000,000 Shares, consisting of the IPO Shares and a number of shares equal to the difference between 1,000,000 and the number of IPO Shares actually purchased in the IPO…." Please tell us the exemption you are relying upon for the offer of the IPO shares and why this agreement would not constitute a "sale" under Section 2(a)(3) of the Securities Act of 1933.

       You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters.  Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:    Daniel J. Espinoza